UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Luxfer Holdings PLC

(Name of Issuer)

Ordinary Shares represented by American Depositary Shares

(Title of Class of Securities)

550678106**

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 15 Pages

1	Names of reporting persons Stonehill Capital Management LLC
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization Delaware, USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IA

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons Stonehill Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,407,629
	7	Sole dispositive power 0
	8	Shared dispositive power 1,407,629
9	Aggregate amount beneficially owned by each reporting person 1,407,629
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 5.2% (1)
12	Type of reporting person (see instructions) CO

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons John Motulsky
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IN, HC

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons Christopher Wilson
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IN, HC

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons Wayne Teetsel
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IN, HC

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons Thomas Varkey
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IN, HC

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons Jonathan Sacks
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IN, HC

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons Peter Sisitsky
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IN, HC

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons Michael Thoyer
2	Check the appropriate box if a member of a group (see instructions) c. ☐ d. ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IN, HC

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

1	Names of reporting persons Michael Stern
2	Check the appropriate box if a member of a group (see instructions) a. ☐ b. ☐
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,685
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,685
9	Aggregate amount beneficially owned by each reporting person 2,475,685
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.2% (1)
12	Type of reporting person (see instructions) IN, HC

(1)	Based on approximately 26,930,000 ordinary shares outstanding as of September 30, 2014, as reported in Report of Foreign Issuer on Form 6-K filed by the Issuer on November 12, 2014.

Page 12 of 15 Pages

ITEM 1(a). NAME OF ISSUER:

Luxfer Holdings PLC

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Anchorage Gateway, 5 Anchorage Quay, Salford M50 3XE England

ITEM 2(a). NAME OF PERSON FILING:

This amended filing of Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Stonehill Capital Management LLC (“Management”)

(ii)	Stonehill Master Fund Ltd. (“Master”)

(iii)	John Motulsky (“Motulsky”)

(iv)	Christopher Wilson (“Wilson”)

(v)	Wayne Teetsel (“Teetsel”)

(vi)	Thomas Varkey (“Varkey”)

(vii)	Jonathan Sacks (“Sacks”)

(viii)	Peter Sisitsky (“Sisitsky”)

(ix)	Michael Thoyer (“Thoyer”)

(x)	Michael Stern (“Stern”)

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

c/o Stonehill Capital Management LLC

885 Third Avenue

30th Floor

New York, NY 10022

ITEM 2(c). CITIZENSHIP:

Management:	Delaware limited liability company

Master:	Cayman Islands exempted company

Motulsky:	US Citizen

Wilson:	US Citizen

Teetsel:	US Citizen

Varkey:	US Citizen

Sacks:	US Citizen

Sisitsky:	US Citizen

Thoyer:	US Citizen

Stern:	US Citizen

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Ordinary shares of £0.50 per share (held through American Depositary Shares (CUSIP 550678106), each representing one ordinary share).

ITEM 2(e). CUSIP NUMBER:

550678106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Page 13 of 15 Pages

ITEM 4. OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2 -11) on this Schedule 13G is hereby incorporated by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.  ☐

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 14 of 15 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

STONEHILL CAPITAL MANAGEMENT LLC*

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of a Member

STONEHILL MASTER FUND LTD. *

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of a Member of Stonehill Capital Management LLC, its investment adviser

JOHN MOTULSKY*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Christopher Wilson

WAYNE TEETSEL*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Wayne Teetsel

THOMAS VARKEY*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Thomas Varkey

JONATHAN SACKS*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN*

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Stern

*	The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein, and this report shall not otherwise be deemed an admission that any of them is the beneficial owner of such securities for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes

Page 15 of 15 Pages

EXHIBIT 1

AGREEMENT OF JOINT FILING

Stonehill Capital Management LLC, Stonehill Master Fund Ltd., John Motulsky, Christopher Wilson, Wayne Teetsel, Thomas Varkey, Peter Sisitsky, Michael Thoyer, Jonathan Sacks and Michael Stern hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 11, 2015

STONEHILL CAPITAL MANAGEMENT LLC

By:	/s/ Paul D. Malek
Paul D. Malek
An Authorized Signatory of a Member

STONEHILL MASTER FUND LTD.

By:	/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Christopher Wilson
An Authorized Signatory of a Member of Stonehill Capital Management LLC, its investment adviser

JOHN MOTULSKY

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for John Motulsky

CHRISTOPHER WILSON

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Christopher Wilson

WAYNE TEETSEL

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Wayne Teetsel

THOMAS VARKEY

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Thomas Varkey

JONATHAN SACKS

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Jonathan Sacks

PETER SISITSKY

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Peter Sisitsky

MICHAEL THOYER

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Thoyer

MICHAEL STERN

/s/ Paul D. Malek
Paul D. Malek
Attorney-in-Fact for Michael Stern